UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF THE

SECURITIES EXCHANGE ACT OF 1934

For the month of January 2026

Commission File Number 001-41631

Xiao-I Corporation

(Translation of registrant’s name into English)

5/F, Building 2, No. 2570

Hechuan Road, Minhang District

Shanghai, China 201101

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒      Form 40-F ☐

Departure of Directors or Certain Officers

On January 16, 2026, Mr. Hui Yuan tendered his resignation as the Chairman of the Board of Directors (the “Board”) of Xiao-I Corporation (the “Company”), the Compensation Committee, the Nominating and Corporate Governance Committee, and as Chief Executive Officer (the “CEO”), effective January 16, 2026.

On the same date, Ms. Wei Weng resigned as Chief Financial Officer (the “CFO”) of the Company, effective January 16, 2026.

Mr. Hui Yuan and Ms. Wei Weng’s decisions to resign were not the result of any disagreement with the Company, the Board, management, or any matter relating to the Company’s operations, policies, or practices.

Appointment of Director or Certain Officers

Appointment of Yunlin Yu as Chairman of the Board of Directors and Independent Director

Mr. Yunlin Yu was appointed as Chairman of the Board, Chairman of the Compensation Committee, and Chairman of the Nominating and Corporate Governance Committee, effective January 19, 2026.

In connection with Yunlin Yu’s appointment, the Company and Mr. Yu entered into a Director Agreement dated January 19, 2026. Pursuant to the Director Agreement, Mr. Yu will serve as a director of the Company, effective as of January 19, 2026, and will continue to serve until his successor is duly elected or appointed and qualified, or until his earlier death, disqualification, resignation, or removal from office. Mr. Yu will receive annual compensation of RMB 300,000, payable in equal monthly installments. The Director Agreement is not an employment agreement and does not create any right to continued employment with the Company. The Company also entered into an indemnification agreement with Mr. Yu on the same date, as further described below in this Form 6-K.

Descriptions of Yunlin Yu’s background and experience are as follows:

Yunlin Yu, age 43, is a citizen of the People’s Republic of China. Mr. Yu received a bachelor’s degree in Industrial Design from Hubei Institute of Technology, where he attended from September 2001 to September 2004. Since 2016, Mr. Yu has been engaged in steel-related trading business as a businessperson. From September 2004 to September 2016, Mr. Yu worked in the field of human resources management, with primary responsibilities including employee deployment and employee benefits administration. In 2004, Mr. Yu served as a Human Resources Manager at Wugang Group Comprehensive Services Company, where he was responsible for human resources administration.

The foregoing summary of the Director Agreement does not purport to be complete and is qualified in its entirety by reference to the full text of the agreements, which is filed as Exhibit 10.1 hereto and incorporated herein by reference.

Yunlin Yu has no direct or indirect material interest in any transaction required to be disclosed pursuant to Item 404(a) of Regulation S-K, and has no arrangement or understanding with any other person required to be disclosed pursuant to Item 401(a) of Regulation S-K. Yunlin Yu has no family relationships required to be disclosed pursuant to Item 401(d) of Regulation S-K. The Board has determined that Yunlin Yu is independent pursuant to the definition of independence under Rule 5605(a)(2) of the Nasdaq Listing Rules and Rule 10A-3(b)(1) under the Securities and Exchange Act of 1934, as amended, based on an evaluation of the relationships between the Company and Mr. Yu.

Appointment of Mingqu Lin as CEO

On January 19, 2026, the Board appointed Mr. Mingqu Lin as Chief Executive Officer of the Company, effective January 19, 2026.

Descriptions of Mingqu Lin’s background and experience are as follows:

Mr. Mingqu Lin received his education in Accounting at Guizhou University of Finance and Economics, where he attended from September 2004 to July 2008. From February 2015 to June 2018, Mr. Lin served as a Sales Manager at Guizhou Laojiao Liquor Industry, where he was primarily responsible for liquor sales. From July 2018 to September 2021, Mr. Lin served as Sales Director at Guizhou Yuanli Pharmaceutical Sales Co., Ltd., overseeing pharmaceutical sales management operations. From March 2021 to September 2023, Mr. Lin worked in engineering management at Guizhou Hengtai Real Estate Development Co., Ltd., where his responsibilities primarily involved technical-related work. From September 2023 to August 2025, Mr. Lin served as Deputy General Manager of Guizhou Smart Home Co., Ltd., where he was responsible for the overall coordination and management of business operations.

In connection with Mingqu Lin’s appointment, the Company and Mr. Lin entered into an Employment Agreement dated January 19, 2026, pursuant to which, Mr. Lin is entitled to receive annual compensation of RMB 330,000, payable in equal monthly installments. The Company also entered into an indemnification agreement with Mr. Lin on the same date, as further described below in this Form 6-K.

The foregoing summary of the Employment Agreement does not purport to be complete and is qualified in its entirety by reference to the full text of the agreements, which is filed as Exhibit 10.3 hereto and incorporated herein by reference.

Appointment of Yiyang Shen as CFO

On January 19, 2026, the Board appointed Mr. Yiyang Shen as Chief Financial Officer of the Company, effective January 19, 2026.

Descriptions of Yiyang Shen’s background and experience are as follows:

Mr. Yiyang Shen studied Financial Management (Corporate Finance focus) at Shanghai Business School from September 2016 to July 2019. From January 2021 to January 2022, he worked in administrative and financial functions at Shanghai Yuepai Food Co., Ltd. From January 2022 to January 2023, he served as an outsourced accountant at Shanghai Yige Enterprise Consulting Management Co., Ltd. From January 2023 to January 2024, he served as an Accountant at Shanghai Qingmei Green Food (Group) Co., Ltd., where he was responsible for financial management.

In connection with Yiyang Shen’s appointment, the Company and Mr. Shen entered into an Employment Agreement on January 19, 2026, pursuant to which, Mr. Shen is entitled to receive annual compensation of RMB 114,286, payable in equal monthly installments. The Company also entered into an indemnification agreement with Mr. Shen on the same date, as further described below in this Form 6-K.

The foregoing summary of the Employment Agreement does not purport to be complete and is qualified in its entirety by reference to the full text of the agreements, which is filed as Exhibit 10.5 hereto and incorporated herein by reference.

Indemnification Agreements with Directors and Officers

As discussed above, the Company entered into an indemnification agreement with each of the above newly appointed officers and directors, Messrs. Yulin Yu, Mingqu Lin, and Yiyang Shen. Pursuant to these indemnification agreements, the Company has agreed to indemnify the applicable director and/or officer, to the fullest extent permitted by law, against certain liabilities and expenses incurred as a result of actions brought against such director or officer in such director or officer’s capacity as a director or officer of the Company. The Company also agreed to advance expenses in connection with such proceedings, subject to customary conditions, including a written undertaking to repay any amount advanced if it is ultimately determined that such director or officer is not entitled to indemnification. Each Indemnification Agreement survives the applicable director or officer’s period of service in such officer or director’s position and includes protections in the event of a change in control.

The foregoing summary of the Indemnification Agreements does not purport to be complete and is qualified in its entirety by reference to the full text of the agreements, which are filed as Exhibits 10.2 (Yulin Yu), 10.4 (Mingqu Lin) and 10.6 (Yiyang Shen) hereto and incorporated herein by reference.

Item 9.01 Financial Statements and Exhibits.

(d)	Exhibits.

Exhibit Number	Description
10.1	Director Agreement, dated January 19, 2026, by and between Xiao-I Corporation and Yunlin Yu
10.2	Indemnification Agreement, dated January 19, 2026, by and between Xiao-I Corporation and Yunlin Yu
10.3	Chief Executive Officer Employment Agreement, dated January 19, 2026, by and between Xiao-I Corporation and Mingqu Lin
10.4	Indemnification Agreement, dated January 19, 2026, by and between Xiao-I Corporation and Mingqu Lin
10.5	Chief Financial Officer Employment Agreement, dated January 19, 2026, by and between Xiao-I Corporation and Yiyang Shen
10.6	Indemnification Agreement, dated January 19, 2026, by and between Xiao-I Corporation and Yiyang Shen

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: January 28, 2026	Xiao-I Corporation

	By:	/s/ Mingqu Lin
		Name:	Mingqu Lin
		Title:	Chief Executive Officer

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